FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EARNINGS

RELEASE

3Q24

November 5, 2024

PCAR
B3 LISTED NM

Conference call about the 3Q24 Earnings

Wednesday
November 6, 2024
09:00 am (Brasília)
07:00 am (NY)
12:00 pm (London)

Portuguese (original language)
Videoconference: www.gpari.com.br

English (simultaneous translation)
Videoconference: www.gpari.com.br/en/

Replay: www.gpari.com.br

1

Earnings release 3Q24

São Paulo, November 5, 2024. GPA [B3: PCAR3] announces the results for the 3rd quarter of 2024.

As a result of the process of discontinuing the activities of the Extra hypermarkets, in 2021, and Almacenes Éxito S.A. (“Éxito”), in 2022, as disclosed in the material facts and notices to the market, these activities are accounted for as discontinued (IFRS 5 / CPC 31). Accordingly the income statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

From 1Q24, gas stations activities (“Gas Stations”) passed to be accounted as discontinued activities (IFRS 5 / CPC 31). Accordingly the Income statement and the notes of financial statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

The following comments refer to the results of continued operations, including the effects of IFRS 16/CPC 06 (R2), and comparison relative to the same period in 2023, unless otherwise indicated.

The adjusted EBITDA margin reached 8.9%, the highest level since 2021, marking eight consecutive quarters of growth.

•	Gross Margin reached 27.7%, a progress of 1.1 p.p. vs. 3Q23, supported by commercial negotiations and operational improvements;
•	Adjusted EBITDA Margin(1)(2) of 8.9%, an increase of 1.5 p.p. vs. 3Q23, and adjusted EBITDA growth(1)(2) of 22.6% vs. 3Q23;
•	R$ 366 million in Operational Free Cash Flow(3) in the last 12 months, an improvement of R$ 216 million vs. last 12 months ended in 3Q23, driven by increased profitability;
•	Same-store sales grew by 5.0% compared to 3Q23, with acceleration compared to 2Q24 (3.4%);
o	Extra Mercado banner grew by 5.8%, improving compared to 2Q24 (+3.4%);
o	Pão de Açúcar banner increased by 4.6%, with accelerating compared to 2Q24 (+2.7%);
o	Proximity format grew by 4.6%;
•	E-commerce grew by 17.2% continuing its strong expansion trajectory for another quarter;
•	Reduction in pre-IFRS 16(4) financial leverage reaching 2.9x, compared to 8.8x in 3Q23.

INCOME STATMENT (R$ million, except when indicated)	GPA Consolidated
	3Q24	3Q23	Δ	9M24	9M23	Δ
Gross Revenue	4,809	4,721	1.9%	14,463	13,905	4.0%
Net Revenue	4,494	4,371	2.8%	13,569	12,909	5.1%
Gross Profit	1,244	1,161	7.2%	3,754	3,380	11.1%
Gross Margin	27.7%	26.6%	1.1 p.p.	27.7%	26.2%	1.5 p.p.
Selling, General and Administrative Expenses	(892)	(878)	1.6%	(2,726)	(2,621)	4.0%
% of Net Revenue	19.8%	20.1%	-0.3 p.p.	20.1%	20.3%	-0.2 p.p.
National Equity Income	17	12	36.4%	49	36	37.1%
Adjusted EBITDA GPA Brazil (1)(2)	399	325	22.6%	1,166	882	32.3%
Adjusted EBITDA Margin - GPA Brazil (1)(2)	8.9%	7.4%	1.5 p.p.	8.6%	6.8%	1.8 p.p.
International Equity Income (5)	0	804	-100.0%	0	717	-100.0%
Adjusted EBITDA GPA Consolidated (2)	399	1,130	-64.7%	1,166	1,599	-27.0%
Adjusted EBITDA Margin - GPA Consolidated (2)	8.9%	25.8%	-16.9 p.p.	8.6%	12.4%	-3.8 p.p.
Other Operating Revenue (Expenses)	(52)	(48)	7.4%	(311)	(124)	150.4%
Net Income Controlling Shareholders - Continued Operations	(253)	805	-	(932)	162	-
Net Margin Controlling Shareholders - Continued Operations	-5.6%	18.4%	-24.0 p.p.	-6.9%	1.3%	-8.2 p.p.
Net Income Controlling Shareholders - Discontinued Operations (6)	(58)	(2,100)	-97.2%	(371)	(2,130)	-82.6%
Net Income Controlling Shareholders Consolidated (7)	(311)	(1,295)	-76.0%	(1,303)	(1,968)	-33.8%

(1) GPA Brazil excludes impacts from the international perimeter (Cnova); (2) Operating income before interest, taxes, depreciation and amortization adjusted by other Operating Income and Expenses; (3) Adjusted EBITDA pre-IFRS 16, excluding equity income, minus variation in working capital, minus Capex; (4) Net Debt divided by GPA Brasil Adjusted EBITDA pre-IFRS 16 LTM; (5) As of 4Q23, due to the sale of the total participation held in Cnova, the equity income from international operations is null; (6) It includes the results from the discontinued operation of hypermarkets, gas stations and Éxito Group; (7) It considers results from continued and discontinued operations.

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Message from the CEO

We closed the third quarter of the year with encouraging numbers and progress, the result of our discipline in executing the plan focused on our six strategic pillars.

We maintained focus on actions to recover profitability and improve the customer experience, and we achieved excellent results, of which I highlight the following:

The acceleration of same-store sales growth, with improved results at Pão de Açúcar, stability in Proximidade, and a highlight for Extra, which recorded the best same-store sales since 1Q22, with a 5.8% increase. This result already reflects the work of revising the business value proposition, with adjustments in assortment and category management, as well as store remodelings that we have already started in some locations, in line with the strategy of replicating the work we have already done at Pão de Açúcar.

The best Adjusted EBITDA margin since 2021, at 8.9%, with an improvement of 1.5 p.p. compared to 3Q23, which reinforces the consistency of our strategic plan. In the coming quarters, we will continue advancing on commercial and operational efficiency initiatives, which will sustain the evolution of these gains. In addition to the consistent gross margin (27.7%), driven by the acceleration of gains from commercial negotiations, operational adjustments in banners and formats, cost reduction, and the results of our evolving retail media efforts, which are already contributing to this outcome.

And the double-digit growth (17.2%) in E-commerce sales, further accelerating the strong growth from previous quarters, which reinforces our strategy with a higher penetration of perishable items in shopping baskets, surpassing the 35% mark this quarter.

We continue to make progress in maintaining our customers' satisfaction level (measured by NPS), with an impressive improvement of 20 points over the last 24 months, and with our expansion plan, which is moving forward at full speed, focusing on the premium proximity store format, under the Minuto Pão de Açúcar banner, which has already proven to be highly effective and precise.

The fourth quarter brings important seasonal opportunities. We are motivated and committed to finalizing and delivering our turnaround, given the consistent results we have achieved. We are preparing for the upcoming periods with strong focus and discipline, confident in our strategy, which remains supported by our differentiated position in the market.

Marcelo Pimentel
GPA CEO

3

Sales Performance

Total sales growth

GROSS REVENUE (R$ million)	3Q24		Variation 3Q24/3Q23
	Total sales	Share of Sales (%)	Total sales	Same-Store Sales ex. calendar effect(5)
Pão de Açúcar	2,425	50.4%	3.0%	4.6%
Extra Mercado(1)	1,523	31.7%	2.7%	5.8%
Proximity	555	11.5%	13.7%	4.6%
Other Businesses(2)	71	1.5%	30.5%	n.d.
GPA ex. Aliados	4,574	95.1%	4.5%	5.0%
Aliados(3)	235	4.9%	-31.5%	n.d.
GPA(4)	4,809	100.0%	1.9%	5.0%

(1) Remaining Compre bem stores were converted into Extra Mercado between July and August 2023; (2) Revenues mainly from commercial centers rentals agreements and Stix Fidelidade; (3) Direct sales model for small businesses; (4) Excludes Gas Stations revenue, which was classified as discontinued activities since 1Q24; (5) Adjustment of +0.6 p.p. of calendar effect in same-store sales

Total sales reached R$ 4.8 billion in 3Q24, an increase of 1.9%. Excluding the Aliados format, a direct sales model for small businesses, sales reached R$ 4.6 billion, with a growth of 4.5%.

The Proximity format continues being a highlight, with an increase of 13.7%, supported by the opening of 43 stores in the last 12 months (12 of which were opened in 3Q24). The new stores continue to show accelerated maturation (approximately seven months on average).

The 3Q24 experienced a lower seasonal impact compared to the previous quarter, with annual growth accelerating month by month. Throughout the quarter, we maintned our discipline executing the profitability recovery plan and improving the customer experience. For yet another quarter, we achieved an increase in the volume of our operations and gained market share.

Same-store sales growth by banner and format

YoY Growth Same-Store Sales(1)	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24
Pão de Açúcar	5.5%	6.7%	7.5%	8.6%	7.2%	4.2%	6.7%	2.7%	4.6%
Extra Mercado	2.0%	4.1%	2.2%	3.5%	2.5%	2.0%	4.5%	3.4%	5.8%
Proximity	13.1%	13.5%	8.8%	5.4%	0.4%	0.2%	2.3%	6.9%	4.6%

(1) Excludes calendar effect of 0.6 p.p. in 3Q24

Same-store sales increased by 5.0% ex. calendar effect.

In Pão de Açúcar, same-store sales grew by 4.6, showing an acceleration compared to the previous quarter. This growth was driven by an increase in both sales volume and average price, especially in September. The categories that stood out with the highest increases in volume and average price were primarily in perishables. Additionally, the Fruits, Vegetables, and Legumes (FLV) and Basic Grocery categories also saw a strong rise in average price, reflecting inflation in key items.

In Extra Mercado, same-store sales had an increase of 5.8%, marking the highest growth since the series began in 1Q22. This growth is primarily attributed to an increase in volume, with a focus on the Perishables category. Similar to the Pão de Açúcar banner, the Fruits, Vegetables, and Legumes (FLV) and Basic Grocery categories also performed well due to a significant rise in average price, influenced by inflation in key items.

In 2Q24, we launched a project to review the assortment and category management of the Extra Mercado banner. In this process, we have already defined the new value proposition for the brand, revised store profiles, and established the roles of each category in alignment with this new proposition. We are making progress to complete these changes by 2024, with the following initiatives: (i) conversion of 60 stores (27 stores completed) with new departmentalization and adjustments to the frontage; (ii) review of pricing and promotion clustering; and (iii) a strategic review of the assortment.

The results so far are promising, both in margin and sales, confirming the potential for growth and improvement in the profitability of the banner. It is worth noting that the new value proposition is to position Extra Mercado as a mainstream neighborhood supermarket, with excellence in service and integration into customers' replenishment journeys, while strengthening the categories of Meats, Poultry, and Bakery, as well as maintaining a focus on a competitive Basic Grocery offering.

In the Proximity format, in the same-store comparison, we presented an increase of 4.6%. Stores opened since 2022 continue to contribute significantly to this increase, showing double-digit growth in same-store sales, highlighting the efficiency of the expansion projects in recent years. In 3Q24, as in previous quarters, we continued to advance market share (+1.5 p.p.) compared to small supermarkets (under 1,000 m²), maintaining our profitability discipline in a format that promotes attractive margins for the Company.

4

The “Aliados” format, model of direct sales to small businesses, generated R$ 235 million in sales this quarter, representing a decrease of 31.5% compared to 3Q23. Starting in early 2024, we began a process to rebalance this format with a focus on profitability, which explains the reduction in sales volume compared to 3Q23.

An increase of 1.9 percentage points in market share in the state of São Paulo over 24 months

Consistency in market share gains, in line with our strategic plan to enhance profitability

Since April 2022, with the kick off of GPA’s turnaround plan, we have maintained discipline and consistency in delivering the objectives of the six strategic pillars, resulting in growing recognition from our customers, as evidenced by the significant progress we have made in gaining market share.

In 3Q24, we recorded an increase of 0.2 p.p. in market share in the state of São Paulo, maintaining the trend from previous quarters. Over a two-year period, the advancement was even more significant, with a growth of 1.9 p.p.

This continuous evolution is primarily a reflection of our strategic focus on the premium segment, with expansion concentrated in the convenience format, especially in the region where we have the majority of our operations. This strengthens the sustainability of the progress we are achieving.

The proximity format, with the Minuto Pão de Açúcar and Mini Extra banners, continued to show significant market share growth, gaining 1.5 p.p. compared to small supermarkets in the Greater São Paulo area, confirming the success of the value proposition delivered to customers in this format.

Expansion: Success in maturing proximity stores. Opening of 43 stores in the last 12 months, including 12 stores in 3Q24

R$ 694 million of incremental sales in the quarter generated by opened stores since 2022

The focus of our stores expansion project is the proximity format, with the Minuto Pão de Açúcar banner. This banner has a scalable and mature format, with strong capillarity potential, foreseeing the densification and verticalization of the city of São Paulo and its metropolitan region. The stores, focused on the high income public, are in premium locations and present a quickly maturation, seven months in average, with high performance, and the newest stores, opened in 2022, 2023 e 2024, overcome, in terms of profitability, the stores opened previously, and with an average profitability higher than the Company’s consolidated profitability.

In 3Q24, we opened 12 Proximity stores: 7 Minuto Pão de Açúcar, 4 Mini Extra and 1 Pão de Açúcar Fresh. The Proximity model of Pão de Açúcar Fresh offers customers a differentiated experience, combining a wider assortment of perishables, similar to a supermarket format, with the convenience of a grocery store tailored to everyday needs, similar to Minuto Pão de Açúcar stores.

Currently, we operate 5 Pão de Açúcar Fresh stores, with the first one opened at the end of 2021. These establishments have shown exceptional results, reinforcing our confidence in the continued opening of new stores in this format in the coming years.

In the last 12 months, we accumulate 43 new stores, being: (i) 41 in proximity format, 29 Minuto Pão de Açúcar, 11 Mini Extra and 1 Pão de Açúcar Fresh; and (ii) 2 Pão de Açúcar.

5

Leader in food E-commerce channels 1P and 3P

Another quarter of solid growth, with a 35% penetration of perishables in digital sales exceeding our expectations

In 3Q24, we presented a significant increase of 17.2% in e-commerce revenue, accelerating the strong growth of previous quarters. E-commerce sales penetration in total food sales reached 12.5%, representing a 1.4 p.p. increase from the previous year. It’s worth noting that we are the leader in sales through the e-commerce channel in Brazil, considering B2C sales through our own channels (1P) and partner platforms (3P).

One of the pillars of our differentiation in e-commerce is the focus on perishables, which requires superior quality in product curation and the picking process. As a result of excellent execution of these processes, we ensure the trust and shopping experience of our customers. In 3Q24, we achieved a penetration of 35.4% in perishables sales through the 1P channel, advancing 2.1 p.p. compared to the previous year and surpassing, for the first time, the 35% mark, an important milestone that helps sustain growth and strengthen the profitability of our e-commerce operations

Following the efficiency gains process started in 4Q22 and more recently with the migration of e-commerce operations from the Distribution Center to 100% ship-from-store, the contribution margin of this channel has significantly improved, positively contributing to the plan to improve the consolidated margin.

The Customer at the Center of Everything: Excellence in Service with 82 points in NPS

Greater customer satisfaction translates into increased share of wallet of premium costumers

In 3Q24, we continued to show significant improvement in service quality, achieving an NPS score of 82. This result crowns the journey of reconnection with our customers that began in 2022, reflecting an advance of 7 points compared to 3Q23 and an impressive 20 points compared to last 24 months. It is worth noting that all of our banners improved, demonstrating the consistency and sustainability of these results.

This progress is the result of various initiatives, with a focus on continuous training for employees and the revitalization of stores, as well as improvements in the customer experience, particularly regarding price perception, wait times in lines, and product availability. In this last aspect, we achieved an excellence rate of 94.3% in product availability.

In the quarter, we launched the new media campaign for the Pão de Açúcar banner, titled “Você Feliz É Tudo de Pão” (link). In an increasingly omnichannel shopping environment, we emphasized that our brand is available wherever the customer wants, offering value in products, services, and customer service, while also inspiring and creating moments of happiness. The campaign boosted brand recall, particularly in the freshness and quality categories, significantly differentiating us from competitors. Another relevant point was the increase in the number of downloads of our app, which more than doubled compared to the previous year.

Another encouraging result of our strategy is the increased customer loyalty with the growth of the share of wallet of premium customers, showing a 5 p.p. increase over the last 12 months, combined with the constant growth of the Premium & Valuable customer base supported by the loyalty program (Programa Mais).

On customer loyalty, we also have a strong position in Private Labels and significant potential for developing this platform, connected to the high trust our customers have in our banners and brands. The value proposition of Private Labels aims to offer high-quality products that are comparable to category leaders at extremely competitive prices. The effectiveness of our private label loyalty is evident in their share of shopping baskets. Our products are present in 8 out of every 10 baskets, and customers who buy Private Labels have an average purchase frequency 2.4 times higher than those who do not.

In 3Q24, we achieved a penetration of 21.7% in total sales across our banners, with the Extra Mercado banner standing out at 25.9% penetration.

Another important front in customer loyalty is Stix, an ecosystem of loyalty programs from major brands, with GPA as the majority partner. This ecosystem brings together leading retail partners such as Pão de Açúcar, Extra Mercado, Raia, Drogasil, Sodimac, C&A, and Shell, and includes Livelo as a financial partner to attract new customers.

In 3Q24, Stix reached 10.2 million customers, a significant increase of 71% compared to the end of 2023, driven by the onboarding of customers from Livelo and Shell, who recently joined the coalition. The goal of Stix is to increase average spending and purchase frequency by integrating loyalty programs, allowing customers to conveniently accumulate and redeem points. In the period of 9M24, the number of points accumulated grew by 200% compared to the same period last year, and point redemptions also saw a 200% increase.

6

Notably, 93% of redemptions occur in the “Stix at checkout” mode, which plays a crucial role in increasing customer frequency and average spending in our stores.

Financial Performance

Evolution of gross margin supported by commercial negotiations and operational improvements

Solid expansion of 1.1 p.p. when compared to 3Q23

Gross Profit totaled R$ 1.2 billion in 3Q24, with a margin of 27.7%, representing an improvement of 1.1 p.p. 3Q23. The continuous improvement in Gross Profit compared to the previous year is mainly due to: (i) acceleration of gains from commercial negotiations; (ii) operational adjustments in our banners and formats; (iii) growth in retail media revenue; and (iv) a reduction in logistics costs, partially driven by the zero base budget project.

The Retail Media project has progressed in its value proposition for suppliers, offering an integrated solution that combines physical and digital assets, commercial intelligence, and actions based on customer behavior insights, enabling the optimization of their marketing investments. As a result, we engaged with over 100 suppliers in 9M24, more than doubling revenue generation compared to 9M23.

Selling, General and Administrative Expenses totaled R$ 892 million in the quarter, representing 19.8% of net revenue The efficiency gain of 0.3 p.p. compared to 3Q23 was mainly due to savings in utilities expenses, and the dilution of general and administrative expenses, which remained stable in nominal terms year-over-year.

Equity Income, formed by GPA's participation in FIC's results, totaled R$ 17 million, an increase of 36,4% compared to 3Q23. The highlights of the FIC in the quarter were the continued control of delinquencies and a significant increase in the use of our own cards in our sales channels, particularly in e-commerce channels, effectively contributing to the rise in customer loyalty to our brands.

7

Adjusted EBITDA Margin reached its highest level since 2021

Expansion of 1.5 p.p. when compared to 3Q23

As a result of the effects mentioned above, GPA's Adjusted EBITDA was R$ 399 million, representing a growth of 22.6% vs. 3Q23, and adjusted EBITDA margin of 8.9%, showing an improvement of 1.5 p.p. vs. 3Q23. These results demonstrate the consistency of the Company's turnaround process, with the sequential expansion in the Adjusted EBITDA margin.

For the upcoming quarters, we will continue to make progress: (i) in negotiating with our suppliers on commercial aspects; (ii) in the completion of projects that will impact the rebalancing of categories in light of the new value proposition of Pão de Açúcar and Extra Mercado banners; (iii) maturation of the retail media project; (iv) improving shrinkage management; (v) capturing expense reductions through the implementation of new phases of the zero base budget project.

Other Operating Income and Expenses

In the quarter, Other Revenues and Expenses amounted to R$ (52) million. This result is primarily due to expenses related to the closure of five Extra Mercado stores and provisions for tax and legal contingencies.

Financial Result

FINANCIAL RESULT (R$ million)	GPA
	3Q24	3Q23	Δ %	9M24	9M23	Δ %
Financial Revenue	56	246	-77.1%	182	418	-56.5%
Financial Expenses	(246)	(301)	-18.4%	(745)	(920)	-19.0%
Cost of Debt	(144)	(222)	-35.1%	(447)	(669)	-33.2%
Cost of Receivables Discount	(17)	(17)	0.0%	(50)	(56)	-10.7%
Other financial expenses	(85)	(62)	36.3%	(248)	(195)	27.2%
Net Financial Revenue (Expenses)	(189)	(55)	243.8%	(563)	(502)	12.2%
% of Net Revenue	-4.2%	-1.3%	-2.9 p.p.	-4.1%	-3.9%	-0.2 p.p.
Interest on lease liabilities	(122)	(114)	7.0%	(365)	(336)	8.6%
Net Financial Revenue (Expenses) - Post IFRS 16	(311)	(169)	84.1%	(928)	(838)	10.7%
% of Net Revenue - Post IFRS 16	-6.9%	-3.9%	-3.0 p.p.	-6.8%	-6.5%	-0.3 p.p.

In 3Q24, the Net Financial Result totaled R$ (189) million, representing 4.2% of net revenue. The following are the main impacts compared to 3Q23:

•	Financial Revenues decreased by 77.1%, primarily due to the recognition in 3Q23 of an exceptional effect related to the monetary update of tax credits, totaling R$ 133 million. Excluding this effect, the reduction would be 50.1%, due to a decrease in cash position and interest rates.

8

•	Financial Expenses showed a decrease of 18.4%, influenced by the reduction in gross debt and a lower interest rate in the comparison period.

In 3Q24, the Net Financial Result, including interest on lease liabilities, reached R$ (311) million, equivalent to 6.9% of net revenue.

Net Income of Continued and Descontinued Operations

In 3Q24, the Net Loss from continued operations was R$ (253) million. In comparison, during the same period in 2023, we recorded a Net Income from continued operations of R$ 805 million, impacted by positive and non-recurring effects, which totaled R$ 1.1 billion. These effects include: (i) R$ 804 million related to the reversal of losses from Cnova; (ii) R$ 163 million related to the segregation of Éxito; and (iii) R$ 133 million from the monetary update of tax credits.

Additionally, in 3Q24, the Net Loss from discontinued operations totaled R$ (58) million, primarily due to labor contingencies related to Extra Hipermercados.

Cash Generation and Net Debt

NET DEBT VARIATION – MANAGERIAL VIEW (R$ milhões)	GPA
	3Q24	3Q23	Δ R$	LTM(5) 3Q24	LTM(5) 3Q23	Δ R$
Adjusted EBITDA GPA Brazil pre IFRS16(1)	188	116	72	694	339	354
(-) Share Profit of Associates Brazil	(17)	(12)	(5)	(64)	(46)	(18)
Income tax paid	(0)	(0)	(0)	(1)	(0)	(0)
Working Capital of Goods Variation	(29)	(66)	37	71	288	(217)
Inventory Variation	(15)	(28)	13	(19)	(11)	(7)
Suppliers Variation	(58)	22	(79)	56	319	(262)
Receivable Variation	44	(60)	104	33	(19)	52
Other Operational Asset and Liabilities Variation	(12)	77	(88)	326	420	(93)
Operational Cash Flow	130	114	16	1,026	1,001	25
Capex adjusted by BTS(2)	(182)	(220)	38	(660)	(852)	191
Operational Free Cash Flow	(52)	(106)	54	366	150	216
Other Operation Income and Expenses	(165)	(252)	87	(801)	(1,044)	242
Dividends	30	0	30	124	250	(126)
Adjusted Operational Free Cash Flow	(187)	(358)	171	(312)	(644)	333
Sale of Assets(3)	87	454	(367)	1,920	1,912	8
Cash Flow after Sale of Assets	(100)	97	(197)	1,609	1,268	341
Net Financial Cost(4)	(143)	(177)	34	(612)	(760)	148
Net Debt Variation	(243)	(80)	(163)	997	508	489

(1) it considers EBITDA adjusted by Other Operating Income and Expenses, with the result of Equity Income from National Operations and with rental costs and expenses; (2) net from the financing of built to suit (BTS) format to the new stores of Pão de Açúcar; (3) it Includes revenues of asset sales and strategic projects, such as Follow-on, sale of Extra Hiper stores and the sale of participation in Éxito; (4) It includes interest of gross debt, cash profitability, cost with banks guarantees and cost with discount of receivables; (5) Last twelve months

In the 12-month period ending in 3Q24, net debt was reduced by R$ 1.0 billion, excluding non-discounted receivables. This reduction was driven by the sale of non-core assets and the primary public offering of shares, which totaled R$ 1.9 billion, as well as Free Cash Flow Generation, which reached R$ 366 million, reflecting an improvement of R$ 216 million compared to the same period last year.

This improvement in Free Cash Flow is primarily due to the increase in EBITDA pre-IFRS 16 and the decrease in Capex.

Additionally, in other lines of the cash flow statement, the following highlights are noted: (i) an improvement of R$ 242 million in Other Operating Income and Expenses, mainly due to the reduction of labor contingencies; (ii) an improvement of R$ 148 million in Net Financial Costs, resulting from the decrease in financial leverage; and (iii) receipt of R$ 30 million in dividends paid by FIC in 3Q24.

Below is a table detailing working capital of goods, demonstrating stability in terms compared to 3Q23.

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WORKING CAPITAL OF GOODS (R$ million)	GPA
	3Q23	4Q23	1Q24	2Q24	3Q24	3Q24 vs 3Q23	3Q24 vs 2Q24

(+) Suppliers	2,219	3,020	2,225	2,333	2,276	56	(58)
(-) Inventory	(1,992)	(1,950)	(1,882)	(1,996)	(2,011)	(19)	(15)
(-) Receivables	(352)	(468)	(405)	(363)	(319)	33	44
(=) Cash Flow After Receivables	(126)	603	(62)	(26)	(55)	71	(29)

In Days of COGS
(+) Suppliers	54	73	53	56	54	(0)	(2)
(-) Inventory	(49)	(47)	(45)	(48)	(48)	0	(1)
(-) Receivables	(9)	(11)	(10)	(9)	(8)	1	1
(=) Cash Flow After Receivables	(3)	15	(1)	(1)	(2)	1	(2)

Net Debt Consolidated

Pre-IFRS 16 leverage improves sequentially, reaching 2.9x with a reduction of R$ 1 billion in net debt.

INDEBTEDNESS (R$ milhões)	GPA
	09.30.2024	09.30.2023	Δ R$
Short-Term Debt	1,660	1,411	249
Loans and Financing	435	1,331	(896)
Debentures	1,225	80	1,145
Long-Term Debt	2,656	4,640	(1,984)
Loans and Financing	463	1,371	(908)
Debentures	2,193	3,269	(1,076)
Total Gross Debt	4,316	6,051	(1,735)
Cash and Financial investments	(2,289)	(3,028)	739
Net Debt	2,027	3,023	(996)
On balance Credit Card Receivables non-discounted	(24)	(54)	29
Net Debt incl. Credit Card Receivables non-discounted	2,003	2,969	(967)
EBITDA Ajustado GPA Brasil (LTM)	1,564	1,166	398
Net Debt including Credit Card Receivables non-discounted /	1.3x	2.5x	-1.3x
Adjusted EBITDA GPA Brasil (LTM)
Adjusted EBITDA GPA Brasil pre-IFRS16 (LTM)	694	339	354
Net Debt including Credit Card Receivables non-discounted /	2.9x	8.8x	-5.9x
Adjusted EBITDA GPA Brasil pre-IFRS16 (LTM)

Net debt, including the balance of non-discounted receivables, reached R$ 2.0 billion, a reduction of R$ 1.0 billion compared to the same period last year. Financial leverage pre-IFRS 16, measured by net debt divided by GPA Brazil’s Adjusted EBITDA pre-IFRS 16 (which includes rental expenses) decreased to 2.9x, a significant reduction of 5.9x compared to 3Q23.

10

Investments

ADJUSTED CAPEX(1) (R$ million)	GPA
	3Q24	3Q23	Δ R$	LTM24(2)	LTM23(2)	Δ R$
Expansion	29	72	(43)	126	188	(62)
Store Renovations, Conversions and Maintenance	76	53	23	238	308	(71)
IT, Digital and Logistics	77	95	(18)	296	356	(59)
Total	182	220	(38)	660	852	(191)

(1) Net from the financing of built to-suit format to the new stores of Pão de Açúcar; (2) Last twelve months

In 3Q23, Adjusted Capex for built-to-suit operations ("Adjusted Capex") reached R$ 182 million, representing a reduction of R$ 38 million compared to 3Q23, primarily in the new store category.

For the 12-month period, Adjusted Capex totaled R$ 660 million, a decrease of R$ 191 million compared to the 12 months ending in 3Q23. This decline is largely due to reduced investments in Renovations, Conversions, and Maintenance, which during the LTM period of 3Q23 were more focused on renovations for converting Extra hypermarkets into supermarkets.

11

ESG AT GPA

Agenda with and for society and the environment

Promotion of diversity and inclusion: GPA has intensified its commitment to business mobilization and strengthening the Gender Equity pillar. The company joined the campaign “Vozes Entrelaçadas - Quem escuta uma mulher cala a violência,” contributing to Agosto Lilás, in partnership with the Business Coalition for Ending Violence Against Women and Girls, of which it is a signatory. Aiming to achieve the goal of 50% of women in leadership positions by 2025, we have maintained and expanded affirmative actions in all selection processes within the company. Additionally, promoting Age Diversity, GPA hosted the first in-person workshop of the Generations Forum and the Future of Work, with the theme “Sociotechnical Intergenerational Learning – Building Career and Post-Career Journeys,” featuring participation from Executive Secretary Ricardo Sales and advisory board members Cléa Klouri and Mórris Litvak.

Combating climate change and waste management: For the third consecutive year, GPA received the gold seal from the Brazilian GHG Protocol Program, the highest qualification level awarded to companies meeting all transparency criteria in publishing their greenhouse gas inventory. To combat food waste, GPA partnered with Food To Save, Brazil's leading app dedicated to this cause, aiming to prevent over 1.5 tons of food waste by the end of the year. The pilot, carried out in five stores over 10 days, yielded positive results, with 95% of the bags sold. In October, the initiative was already rolled out to more than 200 Pão de Açúcar and Extra Mercado stores.

Responsible Value Chains: In the fight against deforestation, GPA commits to transparency in the supply chain of palm oil used in our Private Label and Exclusive products. In 3Q24, we achieved 100% certification from the Roundtable on Sustainable Palm Oil (RSPO) for the volume of imported palm oil and derivatives, minimizing the risk of these products originating from deforested areas or properties with inadequate labor conditions. This initiative also promotes the acceleration of sustainable oil palm cultivation.

Social Impact Through the GPA Institute, we launched the first class of the Mãos na Massa program, which trains individuals in vulnerable situations from communities near our stores in retail skills. In partnership with the Arrastão Project, this class includes 20 students, all over 40 years old, who will receive training to become cooks. Additionally, we donated 272.6 tons of food through the Partnership Against Waste program, plus another 122.7 tons donated by our customers during monthly collection campaigns in our Pão de Açúcar and Extra stores.

12

Breakdown of Store Changes by Banners

In 3Q24, we opened 12 new stores, all in the proximity format. During the same period, we closed 10 stores (6 proximity stores, 3 Extra Mercado stores, and 1 Pão de Açúcar store).

The closures made in the quarter are in line with the process of adjusting the store network based on the evaluation of store performance, competitive market conditions, and movements within the rest of the network. The Pão de Açúcar store was closed due to the launch of a real estate project that will be developed on the land where it is located.

Stores by Banner	2Q24	3Q24
	No. of Stores	Openings	Openings by conversion	Closing	Closing to conversion	No. of Stores	Sales area ('000 sq. m.)
GPA	701	12	0	-10	0	703	553
Pão de Açúcar	194	0	0	-1	0	193	265
Extra Mercado	173	0	0	-3	0	170	201
Mini Extra	147	4	0	-3	0	148	37
Minuto Pão de Açúcar	186	8	0	-3	0	191	48
Stores under Conversion / Analysis	1	0	0	0	0	1	2

13

Consolidated Financial Statments

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated
	09.30.2024	09.30.2023
Current Assets	5,876	7,936
Cash and Marketable Securities	2,289	3,028
Financial Applications	15	711
Accounts Receivable	321	352
Credit Card	24	54
Sales Vouchers and Trade Account Receivable	274	276
Allowance for Doubtful Accounts	(3)	(2)
Resulting from Commercial Agreements	26	25
Inventories	2,011	1,993
Recoverable Taxes	720	1,416
Noncurrent Assets for Sale	204	0
Prepaid Expenses and Other Accounts Receivables	316	436
Noncurrent Assets	13,798	14,749
Long-Term Assets	5,015	5,518
Recoverable Taxes	2,413	2,439
Deferred Income Tax and Social Contribution	1,158	1,345
Amounts Receivable from Related Parties	5	50
Judicial Deposits	412	629
Prepaid Expenses and Others	1,027	1,055
Investments	789	849
Property and Equipment	6,116	6,450
Intangible Assets	1,878	1,932
TOTAL ASSETS	19,674	22,685

14

Consolidated Financial Statments

Balance Sheet

BALANCE SHEET
(R$ million)	LIABILITIES
	Consolidated
	09.30.2024	09.30.2023
Current Liabilities	6,295	6,032
Suppliers	2,374	2,274
Trade payable, agreement	109	192
Loans and Financing	435	1,331
Debentures	1,225	80
Lease Liability	465	503
Payroll and Related Charges	397	359
Taxes and Social Contribution Payable	402	373
Financing for Purchase of Fixed Assets	125	102
Debt with Related Parties	6	81
Advertisement	22	16
Provision for Restructuring	6	14
Unearned Revenue	258	160
Liabilities on Noncurrent Assets for Sale	132	0
Others	339	547
Long-Term Liabilities	9,345	11,634
Loans and Financing	463	1,371
Debentures	2,193	3,269
Lease Liability	3,767	3,570
Income tax payable	280	0
Deferred Income Tax and Social Contribution	0	4
Tax Installments	626	56
Provision for Contingencies	1,471	2,891
Unearned Revenue	60	80
Others	485	393
Shareholders' Equity	4,034	5,019
Attributed to controlling shareholders	4,026	5,016
Capital	2,511	1,807
Capital Reserves	(68)	21
Profit Reserves	1,582	3,189
Other Comprehensive Results	(0)	(1)
Minority Interest	8	3
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	19,674	22,685

15

Consolidated Financial Statments

Income Statement – 3rd Quarter of 2024

(R$ Million)	Consolidated
	3Q24	3Q23	Δ
Gross Revenue	4,809	4,721	1.9%
Net Revenue	4,494	4,371	2.8%
Cost of Goods Sold	(3,220)	(3,181)	1.2%
Depreciation (Logistics)	(30)	(30)	-0.2%
Gross Profit	1,244	1,161	7.2%
Selling Expenses	(735)	(721)	1.9%
General and Administrative Expenses	(157)	(157)	0.1%
Selling, General and Adm. Expenses	(892)	(878)	1.6%
Equity Income	17	817	-97.9%
Other Operating Revenue (Expenses)	(52)	(48)	7.4%
Depreciation and Amortization	(265)	(253)	4.5%
Earnings before interest and Taxes - EBIT	53	799	-93.4%
Financial Revenue	56	245	-77.4%
Financial Expenses	(367)	(415)	-11.6%
Net Financial Result	(311)	(169)	83.7%
Income (Loss) Before Income Tax	(258)	629	-
Income Tax	6	175	-96.4%
Net Income (Loss) Company - continuing operations	(252)	805	-
Net Result from discontinued operations	(58)	(2,090)	-97.2%
Net Income (Loss) - Consolidated Company	(310)	(1,285)	-75.9%
Net Income (Loss) - Controlling Shareholders - continuing operations	(253)	805	-
Net Income (Loss) - Controlling Shareholders - discontinued operations	(58)	(2,100)	-97.2%
Net Income (Loss) - Consolidated Controlling Shareholders	(311)	(1,295)	-76.0%
Minority Interest - Non-controlling - continuing operations	1	0	1563.9%
Minority Interest - Non-controlling - discontinued operations	(253)	805	-
Minority Interest - Non-controlling - Consolidated	(252)	805	-
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	347	1,082	-67.9%
Adjusted EBITDA(1)	399	1,130	-64.7%

% of Net Revenue	Consolidated
	3Q24	3Q23	Δ
Gross Profit	27.7%	26.6%	1.1 p.p.
Selling Expenses	-16.4%	-16.5%	0.1 p.p.
General and Administrative Expenses	-3.5%	-3.6%	0.1 p.p.
Selling, General and Adm. Expenses	-19.8%	-20.1%	0.2 p.p.
Equity Income	0.4%	18.7%	-18.3 p.p.
Other Operating Revenue (Expenses)	-1.2%	-1.1%	0.0 p.p.
Depreciation and Amortization	-5.9%	-5.8%	-0.1 p.p.
Earnings before interest and Taxes - EBIT	1.2%	18.3%	-17.1 p.p.
Net Financial Result	-6.9%	-3.9%	-3.0 p.p.
Income (Loss) Before Income Tax	-5.7%	14.4%	-20.1 p.p.
Income Tax	0.1%	4.0%	-3.9 p.p.
Net Income (Loss) Company - continuing operations	-5.6%	18.4%	-24.0 p.p.
Net Income (Loss) - Consolidated Company	-6.9%	-29.4%	22.5 p.p.
Net Income (Loss) - Controlling Shareholders - continuing operations	-5.6%	18.4%	-24.0 p.p.
Net Income (Loss) - Consolidated Controlling Shareholders	-6.9%	-29.6%	22.7 p.p.
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0 p.p.
Minority Interest - Non-controlling - Consolidated	-5.6%	18.4%	-24.0 p.p.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	7.7%	24.7%	-17.0 p.p.
Adjusted EBITDA(1)	8.9%	25.8%	-17.0 p.p.

(1) Adjusted EBITDA excludes Other Operating Income and Expenses

16

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 5, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.